SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

International Electronics, Inc.

(Name of Subject Company)

International Electronics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

John Waldstein

 President, Chief Executive Officer, Treasurer, Chief Financial Officer and Chairman of the Board

International Electronics, Inc.

427 Turnpike Street

Canton, Massachusetts 02021

(781) 821-5566

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

James W. Hackett, Jr., Esq.

Frederick P. Callori, Esq.

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

(617) 248-5000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on March 20, 2007, Amendment No. 2 filed with the SEC on March 28, 2007 and Amendment No. 3 filed with the SEC on April 2, 2007 (as amended and supplemented, the “Statement”) by International Electronics, Inc., a Massachusetts corporation (the “Company” or “IEI”), relating to the tender offer by RISCO Ltd., through its Rokonet Industries, U.S.A., Inc. subsidiary (“RISCO”), to acquire all of the Company’s issued and outstanding capital stock at a price of $3.50 per share, upon the terms and subject to the conditions described in the Tender Offer Statement of Schedule TO filed by RISCO with the SEC on March 6, 2007.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

Item 5 is hereby amended and restated in its entirety as follows:

“On April 12, 2007, the Company retained Shasta Partners, LLC (“Shasta”) in connection with the Tender Offer and to assist the Company in its ongoing evaluation of its strategic plan and alternatives.  IEI has agreed to pay Shasta customary fees for such services; to reimburse Shasta for all out-of-pocket expenses; and to indemnify Shasta and certain related persons against certain liabilities related to, arising out of, or in connection with its engagement.

On April 12, 2007, the Company also retained Morrow & Co., Inc. (“Morrow”) to assist it in communications with its shareholders with respect to the Tender Offer, to monitor trading activity in the Shares, and to identify investors holding noteworthy positions in street name.  IEI has agreed to pay Morrow customary fees for such services; to reimburse Morrow for all out-of-pocket expenses; and to indemnify Morrow and certain related persons against certain liabilities related to, arising out of, or in connection with its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Tender Offer, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which no additional compensation will be paid.”

Item 8.   Additional Information.

The section labeled “Litigation Matters” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

“On March 26, 2007, RISCO filed a suit in the U.S. District Court for the District of Massachusetts (Case 1:07-cv-10578) against IEI and IEI’s directors asserting that (1) IEI’s proposed statement of the question to be presented to IEI’s shareholders regarding voting rights of the shares that may be acquired by RISCO in the Tender Offer plus the 500 shares currently owned by RISCO, as such question is set forth in IEI’s preliminary proxy statement filed with the SEC on March 21, 2007, does not comply with the Massachusetts Control Share Acquisition Statute and (2) IEI’s directors breached their fiduciary duties by adopting IEI’s proposed statement of that question.  The plaintiffs were seeking declaratory relief that the statement of the question proposed by IEI violates the Massachusetts Control Share Acquisition Statute and entitling RISCO to have the statement of the question proposed by RISCO, as contained in the preliminary proxy statement filed by RISCO with the SEC on March 20, 2007, put to the IEI shareholders in connection with the Tender Offer, injunctive relief to enjoin IEI from disseminating its proposed statement of the question and to require IEI instead to disseminate the statement of the question proposed by RISCO and to hold a vote on such question at the Special Meeting, and monetary damages.

On April 5 and 6, 2007, a hearing was held at which the U.S. District Court for the District of Massachusetts expressed dissatisfaction with the question posed by RISCO.  In response, RISCO submitted both an alternative formulation of the question and a new control share acquisition statement that corresponded to the revised question.  On April 9, 2007, the court entered an order requiring IEI to include in its proxy statement both the revised question and the new control share acquisition statement.  On April 11, 2007, IEI filed with the SEC an amendment to IEI’s preliminary proxy statement that contained the revised question and the new control share acquisition statement.”

Item 9.   Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(5)	Letter, dated April 13, 2007, by International Electronics, Inc. to its shareholders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

International Electronics, Inc.

By:	/s/ John Waldstein
John Waldstein
President, Chief Executive Officer, Treasurer,
Chief Financial Officer and Chairman of the Board

Date: April 13, 2007